Alfacourse Inc.

22 The Cedars Cruagh Wood,

Stepaside, Dublin 18, Ireland

Phone: 941-363-6663

Fax:  941-315-8942

email: alfacourse@mail.com

Website: alfacourse.com

May 15, 2017

Mr. Donald E. Field

United States Securities and Exchange Commission

Washington, DC 20549

RE: Alfacourse Inc.

Registration Statement on Form S-1

Filed February 16,2017

File No. 333- 216086

Dear Mr. Field;

In regards to your letter dated April 21, 2017, which included comments relating to our Registration Statement, we have prepared the following responses:

General

Comment 1. We note that your Form S-1 shows all deleted text as strikethroughs.  For example, please refer to the Plan of Operations section on page F-28.  Please revise the prospectus to remove such strikethroughs as that may lead to investor confusion.

Response: We acknowledge you comment and will pay attention for all future filings.

Cover Page of Prospectus, page F-3

Comment 2. We note your response to our prior comment 4 and reissue.  Please revise the offering price of your shares of common stock on the prospectus cover page to include the price to the public, any underwriter’s discounts and commissions, and the net proceeds you will receive.  This information should be presented on both a per share basis and for the total amount of the offering.  We note that you may present this information in a table, term sheet format, or other clear presentation.  Refer to Item 501(b)(3) of Regulation S-K.

Response: We have updated page F-3 by inserting a new table called “Offering Summary”. This table is clearly displays all the required information Item 501(b)(3) of Regulation S-K.

Plan of Operations, page 25

Comment 3. We note your response to our prior comment 14 and reissue in part.  Please provide a discussion that clarifies the main differences in your plan of operations based on the various funding levels highlighted  and detail how the different funding levels will affect your business and current operations.

Response:  We have updated S-1 (page 2 9 ) with additional discussion of our business operations based on the different levels of funding

Sincerely,

/s/ Oleg Jitov

Oleg Jitov

Director

Alfacourse Inc.